Exhibit 99.1

Sapiens Reports Second Quarter 2023 Financial Results

August 2, 2023 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the second quarter ended June 30, 2023.

Summary Results for Second Quarter 2023 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q2 2023	Q2 2022	% Change	Q2 2023	Q2 2022	% Change
Revenue	$128.3	$118.6	8.2%	$128.4	$118.6	8.2%
Gross Profit	$54.7	$50.2	9.0%	$58.0	$53.2	9.0%
Gross Margin	42.6%	42.3%	30 bps	45.2%	44.9%	30 bps
Operating Income	$19.6	$16.9	16.0%	$23.4	$20.7	12.9%
Operating Margin	15.3%	14.3%	100 bps	18.2%	17.5%	70 bps
Net Income (*)	$15.4	$11.9	29.3%	$18.6	$15.0	24.2%
Diluted EPS	$0.28	$0.21	33.3%	$0.33	$0.27	22.2%

(*)	Attributable to Sapiens’ shareholders

“Sapiens achieved a strong second quarter, with 8.2% revenue growth and 18.2% operating margin, driven by significant growth in North American and European markets,” stated Roni Al-Dor, President and CEO of Sapiens. “In the second quarter, our North American revenue growth exceeded 8%, and EMEA revenue increased by over 5%. Our Life business is globally successful, fueled by strategic investments in CoreSuite for Life. Sapiens CoreSuite for Life recently won the 2023 Celent XCelent Award in the EMEA region and was recognized as a “Luminary” Policy Administration Solution in EMEA and North America.   We recently announced that Sapiens will integrate Microsoft Azure OpenAI and Azure Power Virtual Agents to provide generative AI solutions for insurance companies.”

“Today, we are raising our full-year Non-GAAP revenue guidance for 2023 from $507 - $512 to $511 - $516 million. We are also increasing the lower range of our operating margin from 17.8% to 18%. Our full year Non-GAAP operating margin guidance for 2023 is 18.0% - 18.2%,” added Mr. Al-Dor.

“We announced today that the board of directors has approved the distribution of a cash dividend of $0.26 per share, or $14.4 million in total for the first six months of 2023.” concluded Mr. Al-Dor.

The dividend will be paid on August 30, 2023, to Sapiens’ shareholders of record as of August 16, 2023.

The dividend is subject to withholding of Israeli tax at source at the rate of 25% of the dividend amount payable to Israeli individual, and non-Israeli, shareholders of record.”

Quarterly Results Conference Call

Management will host a conference call and webcast on August 2, 2023, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): 1-888-642-5032

International: 972-3-9180609

UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: veidan.activetrail.biz/sapiensq2-2023. A replay of the call will be available one business day following the completion of the event at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Investor and Media Contact	Investor Contacts

Yaffa Cohen-Ifrah	Brett Maas
Chief Marketing Officer and Head of Investor Relations, Sapiens	Managing Partner, Hayden IR
Yaffa.cohen-ifrah@sapiens.com	+1 646-536-7331
+1 917-533-4782	Brett.Maas@HaydenIR.com

Kimberly Rogers
Managing Director, Hayden IR
+1 541-904-5075
kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, which we filled with the SEC on March 31, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	128,299	118,582	253,020	236,277
Cost of revenue	73,635	68,416	145,327	136,694

Gross profit	54,664	50,166	107,693	99,583

Operating expenses:
Research and development, net	15,746	14,451	31,363	28,601
Selling, marketing, general and administrative	19,297	18,805	37,816	37,524
Total operating expenses	35,043	33,256	69,179	66,125

Operating income	19,621	16,910	38,514	33,458

Financial and other expenses, net	562	2,467	1,759	2,119
Taxes on income	3,587	2,512	6,917	5,450

Net income	15,472	11,931	29,838	25,889

Attributable to non-controlling interest	69	21	239	53

Net income attributable to Sapiens’ shareholders	15,403	11,910	29,599	25,836

Basic earnings per share	0.28	0.22	0.54	0.47

Diluted earnings per share	0.28	0.21	0.53	0.46

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,196	55,110	55,176	55,101

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,582	55,572	55,576	55,602

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	128,299	118,582	253,020	236,277
Valuation adjustment on acquired deferred revenue	55	23	110	45
Non-GAAP revenue	128,354	118,605	253,130	236,322

GAAP gross profit	54,664	50,166	107,693	99,583
Revenue adjustment	55	23	110	45
Amortization of capitalized software	1,425	1,410	2,856	2,881
Amortization of other intangible assets	1,848	1,608	3,696	3,640
Non-GAAP gross profit	57,992	53,207	114,355	106,149

GAAP operating income	19,621	16,910	38,514	33,458
Gross profit adjustments	3,328	3,041	6,662	6,566
Capitalization of software development	(1,679)	(1,621)	(3,337)	(3,367)
Amortization of other intangible assets	1,084	1,155	2,160	2,399
Stock-based compensation	1,059	1,129	1,922	2,060
Acquisition-related costs *)	4	133	10	400
Non-GAAP operating income	23,417	20,747	45,931	41,516

GAAP net income attributable to Sapiens’ shareholders	15,403	11,910	29,599	25,836
Operating income adjustments	3,796	3,837	7,417	8,058
Taxes on income	(589)	(768)	(1,153)	(1,618)
Non-GAAP net income attributable to Sapiens’ shareholders	18,610	14,979	35,863	32,276

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

GAAP operating profit	19,621	16,910	38,514	33,458

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	55	23	110	45
Amortization of capitalized software	1,425	1,410	2,856	2,881
Amortization of other intangible assets	2,932	2,763	5,856	6,039
Capitalization of software development	(1,679)	(1,621)	(3,337)	(3,367)
Stock-based compensation	1,059	1,129	1,922	2,060
Compensation related to acquisition and acquisition-related costs	4	133	10	400

Non-GAAP operating profit	23,417	20,747	45,931	41,516

Depreciation	976	934	2,031	2,075

Adjusted EBITDA	24,393	21,681	47,962	43,591

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022

Revenues	128,354	124,776	119,486	119,019	118,605
Gross profit	57,992	56,363	53,774	53,546	53,207
Operating income	23,417	22,514	21,058	20,902	20,747
Adjusted EBITDA	24,393	23,569	22,092	22,036	21,681
Net income to Sapiens’ shareholders	18,610	17,253	18,022	16,871	14,979

Diluted earnings per share	0.33	0.31	0.32	0.30	0.27

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022

North America	52,116	50,371	50,801	49,555	48,154
Europe	62,960	64,572	56,910	56,887	59,868
Rest of the World	13,278	9,833	11,775	12,577	10,583

Total	128,354	124,776	119,486	119,019	118,605

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Software products and re-occurring post-production services (*)	82,559	71,965	164,401	147,589
Pre-production implementation services (**)	45,795	46,640	88,729	88,733

Total Revenues	128,354	118,605	253,130	236,322

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Software products and re-occurring post-production services (*)	42,437	37,599	87,286	78,045
Pre-production implementation services (**)	15,555	15,608	27,069	28,104

Total Gross profit	57,992	53,207	114,355	106,149

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Software products and re-occurring post-production services (*)	51.4%	52.2%	53.1%	52.9%
Pre-production implementation services (**)	34.0%	33.5%	30.5%	31.7%

Gross Margin	45.2%	44.9%	45.2%	44.9%

(*)	Software products and re-occurring post-production services include mainly term license, maintenance, cloud solutions, subscription, and post-production services. This revenue stream is a mix of recurring and re-occurring in nature.

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022

Cash-flow from operating activities	14,603	22,188	14,430	4,405	6,615
Increase in capitalized software development costs	(1,679)	(1,658)	(1,238)	(1,492)	(1,621)
Capital expenditures	(775)	(634)	(400)	(1,047)	(803)
Free cash-flow	12,149	19,896	12,792	1,866	4,191

Cash payments attributed to acquisition-related costs(*) (**)	-	30	1,100	-	-

Adjusted free cash-flow	12,149	19,926	13,892	1,866	4,191

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	(unaudited)	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	89,417	160,285
Short-term bank deposit	90,000	20,000
Trade receivables, net and unbilled receivables	89,338	93,382
Other receivables and prepaid expenses	14,539	11,640
Total current assets	283,294	285,307

LONG-TERM ASSETS
Property and equipment, net	11,453	12,021
Severance pay fund	3,696	3,996
Goodwill and intangible assets, net	312,474	319,661
Operating lease right-of-use assets	25,264	33,688
Other long-term assets	16,864	13,671
Total long-term assets	369,751	383,037

TOTAL ASSETS	653,045	668,344

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	8,475	9,415
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	68,553	76,962
Current maturities of operating lease liabilities	7,463	9,063
Deferred revenue	36,275	30,720
Total current liabilities	140,562	145,956

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	39,511	59,275
Deferred tax liabilities	12,218	11,363
Other long-term liabilities	12,728	13,312
Long-term operating lease liabilities	22,037	28,432
Redeemable non-controlling interest	85	89
Accrued severance pay	7,223	7,063
Total long-term liabilities	93,802	119,534

EQUITY	418,681	402,854

TOTAL LIABILITIES AND EQUITY	653,045	668,344

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the six months ended June 30,
	2023	2022
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	29,838	25,889
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	10,743	10,995
Accretion of discount on Series B Debentures	32	42
Capital (gain) loss from sale of property and equipment	86	36
Stock-based compensation related to options issued to employees	1,922	2,060

Net changes in operating assets and liabilities, net of amount acquired:
Decrease (increase) in trade receivables, net and unbilled receivables	2,351	(10,758)
Increase (decrease) in deferred tax liabilities, net	45	(607)
Decrease (increase) in other operating assets	(390)	4,151
Increase (decrease) in trade payables	(1,014)	7,035
Increase (decrease) in other operating liabilities	(12,572)	(10,662)
Increase in deferred revenues	5,284	(3,090)
Increase in accrued severance pay, net	466	(146)
Net cash provided by operating activities	36,791	24,945

Cash flows from investing activities:
Purchase of property and equipment	(1,439)	(1,265)
Investment in deposits	(70,002)	(15,160)
Proceeds from sale of property and equipment	30	9
Proceeds from (payments for) business acquisitions, net of cash acquired	-	(3,467)
Capitalized software development costs	(3,337)	(3,367)
Acquisition of intellectual property	(177)	-
Net cash provided by (used in) investing activities	(74,925)	(23,250)

Cash flows from financing activities:
Distribution of dividend	(13,796)	(25,900)
Repayment of Series B Debenture	(19,796)	(19,796)
Dividend to non-controlling interest	(47)	-

Net cash used in financing activities	(33,639)	(45,696)
Effect of exchange rate changes on cash and cash equivalents	905	(5,113)

Decrease in cash and cash equivalents	(70,868)	(49,114)
Cash and cash equivalents at the beginning of period	160,285	190,243

Cash and cash equivalents at the end of period	89,417	141,129

Debentures Covenants

As of June 30, 2023, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

●	Actual shareholders’ equity (excluding non-controlling interest) equal to $416.2 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to (39.76)%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.29).